[INTERSHOP(TM) LOGO APPEARS HERE]


                  REPORT FOR THE SIX-MONTHS ENDED JUNE 30, 2001


OVERVIEW

As in the first quarter of 2001, business in the second quarter of 2001 has been influenced by continuing weakness in demand for e-business software. Slowing growth in all major industrialized nations combined with prolonged sales cycles have continued to dampen IT spending, with IT managers postponing or even reducing spending on new software and hardware projects.

While macro-economic factors affecting global economic and sector-specific business activity have posed significant challenges in the first half of 2001, Intershop's global turnaround program - launched at the beginning of 2001 - has further gained traction in the second quarter of 2001:


[ ] INCREASED REVENUES: Total second quarter 2001 revenues rose 8% vs. the prior quarter to 22 million Euros, in line with guidance given on May 2, 2001. License revenues grew by 37% against the previous quarter, totaling
     7.8 million Euros in the second quarter of 2001. In a weak economic and sector environment, Intershop believes this illustrates the fundamental strength of its software solution offerings.

[ ] GROSS MARGIN IMPROVING: Gross margin improved significantly, confirming the success of Intershop's restructuring efforts. Total gross margin as a percentage of total revenue in Q2 increased to 47% from 28% in the previous quarter. This was mainly due to a significantly improved gross margin on services (including maintenance and other revenue) which jumped to 28% from 3% last quarter.

[ ] FURTHER COST SAVINGS: In the course of the last six months, Intershop's restructuring program has led to total cost savings (cost of revenue plus operating expenses) of 14.5 million Euros or a reduction of 23% against total fourth quarter 2000 cost of 63.6 million Euros. Cost reductions were made across all major functional areas of the company.

[ ] BOTTOM LINE IMPROVING: Operating loss decreased by 8.4 million Euros or 24% to 27.2 million Euros. The company reported a second quarter 2001 net loss of Euro 28.3 million or a loss of Euro 0.32 per share, compared to net income of Euro 1.3 million or Euro 0.01 per share in the second quarter of 2000. Sequentially, second quarter net loss improved by Euro 6.3 million or 18 % compared with a net loss of Euro 34.6 million or a loss of Euro 0.39 per share. EBITDA (Earnings before Interest, Tax, Depreciation, and Amortization) improved by 29 % quarter-on-quarter to a Euro 22.2 million loss.

WORLDWIDE RESTRUCTURING PROGRAM

The end of the second quarter of 2001 marked approximately six months of execution since the formal January 12, 2001 launch of Intershop's worldwide restructuring program and significant progress has been made in all three core initiatives. The three core initiatives are to align Intershop's worldwide organizational structure, Intershop's product offering as well as its sales and distribution channels with the dynamic nature of the current global e-commerce environment.

STREAMLINING THE ORGANIZATION

In adapting Intershop to the rapid changes in the global e-commerce market, Intershop has taken aggressive steps to redefine every level of the organization, to increase efficiencies and optimize organizational processes and structures. These efforts are reflected in the following six-month achievements:

[ ] Strengthening of Intershop senior management team: COO Wilfried Beeck is running day-to-day operations, CEO Stephan Schambach is focusing on corporate and product development as well as strategic partnerships. Ray Schaaf was appointed to the role of President of the Americas. Former IBM executive Michael Tsifidaris was appointed to Vice President Central Europe.

[ ] Ongoing headcount reduction efforts during the second quarter resulted in Intershop's total employee count ending June 30, 2001 at 1,101 employees (vs. 765 at the end of the second quarter 2000), a net reduction of 67 positions or 6% from the end of the first quarter of 2001. On a six-month basis, net headcount reduction was 117 or 10% from the end of the fourth quarter of 2000.

[ ] In the course of the last six months, Intershop's restructuring program has led to total cost savings (cost of revenue plus operating expenses) of 14.5 million Euros or a cost reduction of 23% against total fourth quarter 2000 cost of 63.6 million Euros. Cost reductions were made across all major functional areas of the company.

[ ] Intershop sales processes were reorganized around the vertical lines of business offerings: Retail, High-Tech & Engineering, Automotive, Cross-Industry and Application Service Provider (ASP) / Telecommunications.

REFOCUSING SALES ACTIVITIES

With a world-class product suite of e-business software solutions, the realignment of Intershop's internal and external sales force as well as expansion of strategic partnerships have been top priorities. To increase the flow of direct license sales through partners, Intershop launched a global partner program to foster, incentivize, and reward partners. New formal agreements integrate Intershop with its partners' own e-business sales efforts to utilize joint lead generation and active pipeline management.

[ ] Global consulting firms KPMG and Accenture were added to the global partner program. The partnerships include training of consultants, extensive technical and developer support, installation of standard solutions and dedicated consultants. The new partners provide e-business sales introductions and support active lead generation for Intershop offerings.

[ ] The company's existing partnership with Hewlett Packard continues to successfully support Intershop's business model. Furthermore, Intershop's new partnership with ASP Corio Inc., enables Intershop to offer hosted supplier solutions.

[ ] Intershop's solid customer base of more than 2,000 companies worldwide demonstrates the company's strong global market penetration. Despite the difficulties in the current IT environment, Intershop's customers showed their strong commitment to the company's leading-edge technology. In the first half of 2001, Intershop received orders from 833 customers of which 319 were new customer wins.

EXPANDED SOLUTION OFFERING

With e-business customers experiencing a weak macro-environment and reduced IT budgets, customers are more selective than ever in the allocation of IT spending dollars. Intershop Enfinity provides high Return-on-Investment (ROI) and fast time-to-market business software with a low cost of total ownership. These performance features combined with Enfinity's open platform architecture and out-of-the-box standard e-commerce software solutions have proven to be very effective in meeting the needs of partners and customers.

[ ] Enfinity was ranked the number one e-commerce business platform by Forrester Research.

[ ]  The  new  version  of  Intershop's  flagship  product,   Enfinity  2.2,
     dramatically improves transaction capacity and performance to accommodate over one million transactions per day.

[ ] Industry-specific and cross-industry solutions to better address the enterprise space were introduced at CeBIT. Vertical markets solutions include: Automotive, High-Tech & Engineering, Retail and Consumer Goods. These segments reflect the sectors with the highest demand for Intershop products and leverage the sectors where Intershop has the strongest track record for solution implementation and execution. Retail solutions met with strong demand from existing and new customers.

REVENUES AND CUSTOMERS

Despite the difficult market environment, Intershop generated total revenues of 22 million Euros in Q2, bringing six-month total revenue up to 42.3 million Euros. This represents a year-on-year decline of 10.6 million Euros on a quarterly basis, and a decline of 15.3 million Euros on a six-month basis.

License revenue came to 7.8 million Euros in the second quarter of 2001, bringing six-month license revenue to 13.6 million Euros, compared with 40 million Euros in the first six months of FY 2000. Second quarter 2001 service revenue (including professional services, customer support, maintenance, and training) declined 3% sequentially to 14.1 million Euros. Combined with increasing license revenue, this led to a favorable change in license to service revenue mix from 28 / 72% in Q1 to 36 / 64% in Q2, indicating strength in Intershop's core business activity of selling software licenses. On a six-month basis, service revenues increased from 17.6 million Euros in the first half of FY 2000 to 28.7 million Euros in the first half of FY 2001.

Customers by industry vertical during the first half of FY 2001 included:

[ ] RETAIL: Bertelsmann subsidiary BoL, Ocado, Sunrise Identity, Ticket, Apoteket, Plus, Karstadt / Quelle, Playmobil USA, Josef Witt, Swarovski Crystal, Otto Group subsidiaries such as Otto Versand, MEXX Direct, SPM Technologies, Sheego.com, The Spiegel Group, and Actebis.

[ ] HIGH-TECH AND ENGINEERING: Envia, United Refrigeration, Siemens Brazil, Saint-Gobain, Yamaha, and NEC Japan, Hewlett Packard and Motorola.

[ ] AUTOMOTIVE: Plastic Omnium, Volkswagen subsidiary Votex, Continental, and Robert Bosch.

[ ] ASP / TELCO: Fairpoint Communications, TDS Informationstechnologie, BellSouth, Deutsche Telekom, ISION, Alcatel SEL, and STRATO eShops.

[ ]  CROSS-INDUSTRY: Electronic Arts, Time Warner.

Second quarter 2001 license business generated with partners came to 6.7 million Euros or 76% of total license revenue (vs. 42% in the second quarter of 2000). Significant partners included implementation partners such as KPMG Consulting, Accenture, and Cap Gemini Ernst & Young; technology partners such as Hewlett Packard, NEC, and EDS; and hosting partners such as ISION and Deutsche Telekom.

Enfinity continues to be the driving factor behind the license business in the first half of FY 2001. While first quarter 2001 Enfinity license sales contributed 77% to total license revenue, this proportion increased to 93% in the second quarter of 2001 and compares to 48% in the second quarter of 2000. The total number of Enfinity platforms sold through the end of the second quarter 2001 was 293 of which 44 were sold in the first half of FY 2001 and 101 were sold in the first half of FY 2000.

As the preferred solution for many ASPs and TelCos, Intershop 4 continues to be well positioned to serve the important market for small and medium-sized enterprises and remains one of the leading solutions for hosted e-commerce services. In the second quarter of 2001, the Intershop 4 product line contributed 7% to total license revenue as compared to 52% in the second quarter of 2000.

Customers whose Intershop-powered sites went live during the first half of FY 2001 included Ericsson, Sybase E-Shop, sheego.com, Carl Zeiss, Swarovski, Go Sport, Globexpharma.com, Cargo Trade, Stinnes, and TeleDenmark. Training units delivered to external consultants in the first half of 2001 came to over 4,000.

Europe has been Intershop's strongest market in the first six months of FY 2001. The European market accounted for 19.2 million Euros or 87% of total second quarter 2001 global revenue (vs. 56% in the second quarter of FY 2000). The company's position in Europe, particularly in Germany, remains strong.

Intershop's US business has been impacted by the slowdown in IT investments and further organizational changes that were made to bring the cost structure in line with revenue expectations. Q2 2001 US revenues accounted for 2.3 million Euros or 11% of total global revenue bringing six-month 2001 revenues there to 5.2 million Euros (vs. 23.4 million Euros in the first half of 2000). As announced in January of 2001, Intershop has re-focused its US operations on revenue-generating activities and concentrates the local go-to-market strategy on selected market segments where Intershop is well positioned. Management considers the US to be an important market for Intershop.

The situation in Asia Pacific has also significantly been impacted by the economic slowdown in the US as IT spending is still very low across the region. For the six-month 2001 period, Asia Pacific operations generated 1.5 million Euros in revenue which represents a 59% decrease over the same period of FY 2000. For the full year 2001, we expect that the economic situation in Asia Pacific will remain difficult. Due to this outlook, Intershop has significantly streamlined its operations in Asia Pacific, closing offices in Taiwan and significantly reducing headcount across the remaining Asia Pacific locations, especially in Korea and Singapore. Intershop continues to support its offices in Tokyo, Hong Kong, and Sydney which correspond to the business opportunities seen in Japan, China, and Australia.

GROSS PROFIT

Total gross profit generated in the first six months of 2001 came to 16.1 million Euros vs. 40.1 million Euros in the first six months of 2000. The overall gross margin improved over the first six months of 2001, jumping from 28% in the first quarter of 2001 to 47% in the second quarter of 2001.

The gross profit margin on license revenues decreased from 92% in the first quarter of 2001 to 83% in the second quarter of 2001. This change is largely attributable to changes in supplier contract terms & conditions. Some of the company's suppliers are now paid on a fixed-fee basis, rather than on a variable percentage fee basis, thus impacting margins during times of low business activity. As revenues rise, this effect should turn itself around when fixed fees are applied to an increasing revenue base. The gross profit margin on service revenues improved significantly from 3% in the first quarter of 2001 to 28% in the second of 2001. Improving service margins were largely due to higher utilization rates of service personnel and continued streamlining of the service organization.

EXPENSE AND INCOME

As in the first quarter of 2001, the company has continued to execute on its restructuring program in the second quarter of 2001, further reducing its total cost base by 12% to 49.2 million Euros in Q2 of 2001 from 55.9 million Euros in Q1 of 2001. This brings total six-month 2001 cost (including cost of revenue and operating expense) to 105 million Euros as compared to 55.7 million Euros for the first six months of 2000.

Operating loss in the second quarter came to 27.2 million Euros, 24% below Q1 losses. EBITDA (earnings before interest, tax, depreciation, and amortization) losses improved by 9.2 million or 29% quarter on quarter to 22.2 million Euros in the second quarter of FY 2001. Total 2001 six-month operating losses amounted to 62.8 million Euros as compared to a cumulative six month 2000 operating profit of 1.9 million Euros. The company's net loss in the second quarter of 2001 was 28.3 million Euros, or 0.32 Euros per share, bringing FY 2001 six month net loss to 62.9 million Euros (vs. 3 million Euros net income in the first six months of FY 2000).

LIQUIDITY AND BALANCE SHEET

For the 2001 six-month period, 53.2 million Euros were used in operating activities (10.2 million Euros in the first six months of 2000), 4.2 million Euros were used in investing activities (9.9 million Euros in the first six months of 2000), and 0.5 million Euros were provided by financing activities (25.7 million Euros in the first six months of 2000).

As of June 30, 2001, Intershop had cash and cash equivalents including restricted cash and marketable securities worth 55.6 million Euros compared with
75.8 million as of March 31, 2001.

Compared with the end of the fourth quarter of 2000, trade receivables at the end of the first six months of 2001 decreased by 10.6 million Euros to 26.4 million Euros reflecting both a reduced revenue base and better cash collection. The average collection period for the second quarter of

2001 was 109 days compared to 127 days in the first quarter and 85 days in the second quarter of 2000.

Intershop had short-term deferred revenues of 6.4 million Euros by the end of the first six months of 2001 compared to 6.8 million Euros by the end of the fourth quarter 2000.

CAPITAL STRUCTURE

In the first half of FY 2001, 174,291 employee stock options from Conditional Capital II have been exercised and exchanged for common Intershop bearer shares.

On June 13, 2001, the Annual Stockholders' Meeting of Intershop Communications voted overwhelmingly to approve the resolutions presented by the Management Board and Supervisory Board. The core resolutions included formally approving the actions of the members of the Management Board (VORSTAND) and the Supervisory Board (AUFSICHTSRAT), authorizing the issue of convertible bonds (WANDEL- UND OPTIONSANLEIHEN) on up to 21,449,703 million Intershop Communications AG bearer shares, extending the authorization to purchase or sell the company's own stock, as well as authorizing amendments to the Articles of Association in line with the new German Act on Registered Shares. All resolutions were accepted by at least 98% of the capital represented at the meeting.

SECURITY HOLDINGS SUBJECT TO REPORTING REQUIREMENTS

On June 30, 2001, Eckhard Pfeiffer (chairman of the Supervisory Board) held 400,000 Intershop shares, Theodore J. Smith (vice-chairman of the Supervisory Board) held 107,290 Intershop shares, Jorg Menno Harms (a member of the Supervisory Board; membership ended as of June 30, 2001) held 200 Intershop shares and Wilfried Beeck (Chief Operating Officer and VORSTAND) held 7,000,000 Intershop shares. Stephan Schambach (Chief Executive Officer and VORSTAND) held 4,166,667 shares in Intershop Communications, Inc. on June 30, 2001. These shares can be converted into 12,500,000 shares in Intershop Communications AG any time before 2004.

OUTLOOK 2001

Based on the significant progress Intershop has made in implementing the organizational changes, the company seeks to achieve EBITDA profitability on a quarterly basis by the end of 2001. However, visibility remains low because of ongoing weakness in global IT spending patterns. Assuming current market conditions and the historical seasonal impact of summer holidays on third quarter business activity in Europe, total revenue for the third quarter is expected to be flat over the second quarter of 2001. Looking to the full year 2001, Intershop forecasts total annual revenue will be below last year's.


THIS REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS REGARDING FUTURE EVENTS OR THE FUTURE FINANCIAL AND OPERATIONAL PERFORMANCE OF INTERSHOP. ACTUAL EVENTS OR PERFORMANCE MAY DIFFER MATERIALLY FROM THOSE CONTAINED OR IMPLIED IN SUCH FORWARD-LOOKING STATEMENTS. RISKS AND UNCERTAINTIES THAT COULD LEAD TO SUCH DIFFERENCE COULD INCLUDE, AMONG OTHER THINGS: INTERSHOP'S LIMITED OPERATING HISTORY, THE UNPREDICTABILITY OF FUTURE REVENUES AND EXPENSES AND POTENTIAL FLUCTUATIONS IN REVENUES AND OPERATING RESULTS, CONSUMER TRENDS, THE LEVEL OF COMPETITION, SEASONALITY, THE TIMING AND SUCCESS OF INTERNATIONAL EXPANSION EFFORTS, RISKS RELATED TO ELECTRONIC SECURITY, POSSIBLE GOVERNMENTAL REGULATION, AND THE ABILITY TO MANAGE A RAPIDLY GROWING BUSINESS. ADDITIONAL INFORMATION REGARDING FACTORS THAT POTENTIALLY COULD AFFECT INTERSHOP'S BUSINESS, FINANCIAL CONDITION AND OPERATING RESULTS IS INCLUDED IN INTERSHOP'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THE COMPANY'S FORM 20-F DATED JULY 2, 2001.

                               INVESTOR RELATIONS
                               KLAUS F. GRUENDEL
                          INTERSHOP COMMUNICATIONS AG
                  AMSINCKSTRASSE 57 . 20097 HAMBURG . GERMANY
                 TEL.: +49-40-23709-128, FAX: +49-40-23709-111
                         INVESTORRELATIONS@INTERSHOP.DE
                         ------------------------------
                            HTTP://WWW.INTERSHOP.DE
                            -----------------------


                           Intershop Communications AG
                      Condensed Consolidated Balance Sheet
                         (in thousands Euro; unaudited)

                                                                        June 30,     December 31,
                                                                          2001           2000
                                                                                  Euro
                                                                        -------------------------

            ASSETS
Current assets:
      Cash and cash equivalents                                           28,453        84,062
      Marketable securities                                               19,246        27,509
      Restricted cash                                                      7,937           168
      Trade receivables, net of allowances for doubtful accounts of
              Euro 12,165 and Euro 5,181, respectively                    26,427        36,984
      Prepaid expenses and other current assets                            7,361         7,793
                                                                        -------------------------
           Total current assets                                           89,424       156,517
Property and equipment, net                                               22,894        22,054
Investments                                                                  719         2,550
Goodwill and acquired intangible assets, net                              20,884        25,562
Other assets                                                               4,812         2,772
                                                                        -------------------------
           Total assets                                                  138,734       209,455
                                                                        =========================

            LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
      Current debt and current maturities of long-term debt                  129           193
      Accounts payable                                                     3,922        10,345
      Accrued liabilities                                                 14,515        17,973
      Deferred revenue                                                     6,429         6,817
                                                                        -------------------------
            Total current liabilities                                     24,996        35,328
Long Term Liabilities                                                        178             -
Deferred revenue                                                             141           159
                                                                        -------------------------
            Total liabilities                                             25,315        35,487
                                                                        -------------------------

Shareholders' equity
      Common stock, stated value Euro 1 - authorized:
             154,187,975 shares; outstanding: 88,177,307
             and 88,003,016 shares at June 30, 2001 and
             December 31, 2000, respectively                              88,177        88,003
      Paid-in capital                                                    168,908       168,585
      Accumulated deficit                                               (147,208)      (84,328)
      Accumulated other comprehensive income                               3,542         1,709
                                                                        -------------------------
            Total shareholders' equity                                   113,419       173,969
            Total liabilities and shareholders' equity                   138,734       209,455
                                                                        =========================



                           Intershop Communications AG
                 Condensed Consolidated Statement of Operations
            (in thousands Euro, except per share amounts; unaudited)


                                                              Three Months Ended        Six Months Ended
                                                                   June 30,                 June 30,
                                                               2001        2000        2001         2000
                                                                     Euro                     Euro
                                                              --------------------------------------------

Revenues:
      Licenses                                                  7,844     22,539     (13,557)     100,436
      Services, maintenance and other revenue                  14,141     10,030      28,705       17,591
                                                              --------------------------------------------
      Total revenues                                           21,985     32,569      42,262       57,541

Cost of revenues:
      Licenses                                                  1,314      1,581       1,764        3,280
      Services, maintenance and other revenue                  10,251      8,660      24,394       14,207
                                                              --------------------------------------------
      Total costs of revenues                                  11,565     10,241      26,158       17,487

      Gross Profit                                             10,420     22,328      16,104       40,054

Operating expenses:
      Research and development                                  4,223      1,927       8,775        3,534
      Sales and marketing                                      17,811     14,224      38,244       25,318
      General and administrative                               12,030      5,408      24,129        9,343
      Goodwill and acquired intangible asset amortization       2,398          -       4,737            -
      Restructuring costs                                       1,114          -       2,995            -
                                                              --------------------------------------------
      Total operating expenses                                 37,577     21,559      78,879       38,195

Operating income (loss)                                       (27,157)       769     (62,775)       1,859
Other income (expense), net:
      Interest income                                             719        137       2,125          225
      Interest expense                                             (3)        (3)        (12)        (139)
      Write-down of investments                                (2,482)         -      (2,482)           -
      Other income                                                596        442         264        1,015
                                                              --------------------------------------------
      Total other income                                        1,171        576        (104)       1,101

Net Income (loss)                                             (28,327)     1,345     (62,880)       2,960
                                                              --------------------------------------------
Basic earnings (loss) per share                                 (0.32)      0.02       (0.71)        0.04
                                                              ============================================
Diluted earnings (loss) per share                               (0.32)      0.01       (0.71)        0.03
                                                              ============================================
Shares used in computing:
                                                              --------------------------------------------
      For basic earnings (loss) per share                      88,125     83,017      88,082       82,771
                                                              --------------------------------------------
      For diluted earnings (loss) per share                    88,125    100,409      88,082      100,436
                                                              --------------------------------------------


                           Intershop Communications AG
                  Condensed Consolidated Statement of Cashflows
                         (in thousands Euro; unaudited)

                                                           Six Months Ended
                                                              June 30th
                                                               Euro
                                                      2001                2000
                                                     ---------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income                                    (62,880)            2,960
Adjustments to reconcile net loss to cash used in
   operating activities-
Depreciation and amortization                          4,343             1,998
Amortization of goodwill                               4,678                 -
Depreciation of investments                            2,482                 -
Provision for doubtful accounts                        8,984             1,281
Amortization of deferred compensation                      -               142
Gain on disposal of marketable securities               (692)                -
Change in:
Accounts receivable                                    1,574           (16,118)
Prepaid expenses and other current assets                432           (12,496)
Other assets                                          (2,040)             (266)
Accounts payable                                      (6,423)            3,904
Deferred revenue                                        (405)            2,070
Accrued expenses and other liabilities                (3,231)            6,321
                                                     ---------------------------
Net cash used in operating activities                (53,178)          (10,204)

CASH FLOWS FROM INVESTING ACTIVITIES:
Restricted cash                                       (7,768)              (70)
Purchases of equipment, net of capital leases         (5,183)           (9,863)
Sale proceeds on disposal of marketable securities    28,716                 -
Purchase of marketable securities                    (19,974)                -
                                                     ---------------------------

Net cash provided by / (used in) investing activities (4,210)           (9,933)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of common stock                       497            15,787
Proceeds from debt issuance                                -            10,758
Collection on notes receivable from stockholders           -               141
Repayments of indebtedness                                 -            (1,033)
                                                     ---------------------------

Net cash provided by financing activities                497            25,653
                                                     ---------------------------
Effect of change in exchange rates on cash             1,283               473
                                                     ---------------------------

Net change in cash and cash equivalents              (55,609)            5,989

Cash and cash equivalents, beginning of period        84,062            12,065
                                                     ---------------------------
Cash and cash equivalents, end of period              28,453            18,054
                                                     ===========================



                          Intershop Communications AG
Consolidated Statement of Convertible Redeemable Preferred Stock and Shareholders' Equity

                         (in Euros, unaudited, US GAAP


                                          Convertible
                                          Redeemable
                                        Preferred Stock                    Common Stock                     Notes         Deferred
                                        Shares   Amount       Shares       Stated Value      APIC         Receivable    Compensation
                                        --------------------------------------------------------------------------------------------

Balance, December 31, 1999                   -        0     84,390,520     16,878,104      48,169,469      (140,712)      (273,221)
                                        ============================================================================================
Net loss
Foreign currency translation
  adjustments
Unrealized Gain (Loss) on Available
  for Sale Security, net
Private Placement of Common Stock,
  net                                                          500,000        100,000      38,900,000
Issuance of Common Stock for
  Secondary Offering, net                                    1,675,000        335,000     111,876,000

Conversion of preferred stock of
  subsidiary to common stock of
  parent, net of share amounts not
  converted                                                    280,000         56,000         (56,000)
Issuance of Common Stock for
  Acquisitions                                                 275,011        275,011      22,585,641
Exercise of stock options                                      882,485        334,149       4,634,532
Capital Contribution (net of tax)                                                          12,500,000
Collections on notes receivables
  from stockholders                                                                                         140,712
Amortization of deferred
  compensation                                                                                                             273,221
Allocation of par value resulting
  from stock split                                                         70,024,752     (70,024,752)
                                        --------------------------------------------------------------------------------------------
Balance, December 31, 2000                   -        0     88,003,016     88,003,016     168,584,890            (0)             0
                                        ============================================================================================
Net loss
Foreign currency translation
  adjustments
Unrealized Gain (Loss) on Available
  for Sale Security, net
Exercise of stock options                                      174,291        174,291         322,927
                                        --------------------------------------------------------------------------------------------
Balance, June 30, 2001                       -        0     88,177,307     88,177,307     168,907,817            (0)             0
                                        ============================================================================================
Net loss


                                                                               Total
                                          Accumulated     Comprehensive     Stockholders'
                                            Deficit       Income (Loss)        Equity
                                        -------------------------------------------------

Balance, December 31, 1999                (45,405,627)        3,637,421        22,865,434
                                        =================================================
Net loss                                  (38,922,625)                        (38,922,625)
Foreign currency translation
  adjustments                                                 1,522,627         1,522,627
Unrealized Gain (Loss) on Available
  for Sale Security, net                                     (3,451,177)       (3,451,177)
Private Placement of Common Stock,
  net                                                                          39,000,000
Issuance of Common Stock for
  Secondary Offering, net                                                     112,211,000

Conversion of preferred stock of
  subsidiary to common stock of
  parent, net of share amounts not
  converted                                                                             -
Issuance of Common Stock for
  Acquisitions                                                                 22,860,652
Exercise of stock options                                                       4,968,681
Capital Contribution (net of tax)                                              12,500,000
Collections on notes receivables
  from stockholders                                                               140,712
Amortization of deferred
  compensation                                                                    273,221
Allocation of par value resulting
  from stock split                                                                      -
                                        -------------------------------------------------
Balance, December 31, 2000                (84,328,252)        1,708,871       173,968,525
                                        =================================================
Net loss                                  (62,879,679)                        (62,879,679)
Foreign currency translation
  adjustments                                                 1,298,160         1,298,160
Unrealized Gain (Loss) on Available
  for Sale Security, net                                        534,505           534,505
Exercise of stock options                                                         497,218
                                        -------------------------------------------------
Balance, June 30, 2001                   (147,207,931)        3,541,536       113,418,729
                                        =================================================
Net loss                                                                                -


10